October 19, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	NGA HoldCo, LLC
Amendment No. 2 to Registration Statement
on Form 10-SB
Commission File No. 0-52734

Ladies and Gentlemen:

In accordance with the Staff’s request in its comment letter dated September 14, 2007, NGA HoldCo, LLC (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NGA HOLDCO LLC

By:	/s/ Thomas R. Reeg
Thomas R. Reeg
Operating Manager